SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 1
                                       To
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP
                            (Name of Subject Company)

        MP VALUE FUND 6, LLC; MP VALUE FUND 4, LLC; MORAGA FUND 1, L.P.;
              ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.;
 ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.; ACCELERATED HIGH YIELD PENSION INVESTORS, LTD.; ACCELERATED HIGH YIELD INCOME FUND 1, LTD.; MP-DEWAAY
         FUND, LLC; MP FALCON FUND, LLC; MACKENZIE PATTERSON, INC. and
                      MACKENZIE SPECIFIED INCOME FUND, L.P.

                                    (Bidders)

                 ASSIGNEE UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                             Copy to:
    Christine Simpson                        Paul J. Derenthal, Esq.
    MacKenzie Patterson, Inc.                Derenthal & Dannhauser
    1640 School Street                       One Post Street, Suite 575
    Moraga, California  94556                San Francisco, California  94104
    (925) 631-9100                           (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

           Transaction                            Amount of
           Valuation*                             Filing Fee

           $1,875,000                               $375

* For purposes of calculating the filing fee only. Assumes the purchase of 125,000 Units at a purchase price equal to $15 per Unit in cash. The balance due after credit for the amount paid in the initial filing is $75.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $300
         Form or Registration Number:  Schedule TO
         Filing Party:  Above Named Bidders
         Date Filed:  May 5, 2000

[ ]      Check  the  box  if   the  filing   relates    solely  to   preliminary
         communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Schedule TO filed as of May 5, 2000 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                                  TENDER OFFER

         This Tender Offer Statement on Schedule TO relates to the offer by MP VALUE FUND 6, LLC; MP VALUE FUND 4, LLC; MORAGA FUND 1, L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.; ACCELERATED HIGH YIELD PENSION INVESTORS, LTD.; ACCELERATED HIGH YIELD INCOME FUND 1, LTD.; MP- DEWAAY FUND, LLC; MP FALCON FUND, LLC; and MACKENZIE SPECIFIED INCOME FUND, L.P. (collectively the "Purchasers") to purchase up to 125,000 assignee units of limited partnership interest (the "Units") in BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP, an Delaware limited partnership (the "Issuer"), the subject company. Mackenzie Patterson, Inc. is named as an offeror herein because it is deemed to control the Purchasers, but it is not otherwise participating in the offer described in this schedule. The Purchasers are hereby extending the Expiration Date for the Offer to July 3, 2000 and are increasing the purchase price they are offering to equal $15 per Unit, less the amount of any distributions declared or made with respect to the Units between May 5, 2000 and July 3, 2000, or such other date to which this Offer may be further extended (the "Expiration Date"). Except as so amended, the Offer remains subject to the terms and conditions set forth in the Offer to Purchase dated May 5, 2000 (the "Offer to Purchase") and the related Letter of Transmittal. As of June 1, 2000, 1,000 Units had been tendered to the bidders by security holders and not withdrawn.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below.

Item 12.          Exhibits.
                  --------

         (a)(4)   Form of Letter to Unit holders dated June 2, 2000

         (a)(5)   Press Release

         (b)-(h)  Not applicable.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 2, 2000

MP VALUE FUND 4, LLC
By MacKenzie Patterson, Inc., Manager

         By:      /s/ C. E. Patterson
                  -------------------
                  C.E. Patterson,  President

MP VALUE FUND 6, LLC
By MacKenzie Patterson, Inc., Manager

         By:      /s/ C. E. Patterson
                  -------------------
                  C.E. Patterson,  President

MORAGA FUND 1, L.P.
By Moraga Partners, Inc., General Partner

         By:      /s/ C. E. Patterson
                  -------------------
                  C.E. Patterson,  President


ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.
By MacKenzie Patterson, Inc., General Partner

         By:      /s/ C. E. Patterson
                  -------------------
                  C.E. Patterson,  President


ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.
By MacKenzie Patterson, Inc., General Partner

         By:      /s/ C. E. Patterson
                  -------------------
                  C.E. Patterson,  President

ACCELERATED HIGH YIELD PENSION INVESTORS, LTD.
By MacKenzie Patterson, Inc., General Partner

         By:      /s/ C. E. Patterson
                  -------------------
                  C.E. Patterson,  President


ACCELERATED HIGH YIELD INCOME FUND 1, LTD.
By MacKenzie Patterson, Inc., General Partner

         By:      /s/ C. E. Patterson
                  -------------------
                  C.E. Patterson,  President

MP-DEWAAY FUND, LLC
By MacKenzie Patterson, Inc., Manager

         By:      /s/ C. E. Patterson
                  -------------------
                  C.E. Patterson,  President

MP FALCON FUND, LLC
By MacKenzie Patterson, Inc., Manager

         By:      /s/ C. E. Patterson
                  -------------------
                  C.E. Patterson,  President

MACKENZIE SPECIFIED INCOME FUND, L.P., LP
By MacKenzie Patterson, Inc., General Partner

         By:      /s/ C. E. Patterson
                  -------------------
                  C.E. Patterson,  President

MACKENZIE PATTERSON, INC.

By:      /s/ C. E. Patterson
         -------------------
         C.E. Patterson,  President

                                  EXHIBIT INDEX


Exhibit        Description                                            Page

(a)(4)         Form of Letter to Unit holders dated June 2, 2000

(a)(5)         Press Release